

07006984

OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-66039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waller Capital Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza – Suite 4350
(No. and Street)

New York, NY 10112
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name - if individual, state *last, first, middle name*)

3000 Marcus Avenue Lake Success, NY 11042
(Address) (City) (state) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Kenneth R. George swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waller Capital Securities, LLC as of December 31 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Member's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waller Capital Securities, LLC
30 Rockefeller Plaza – Suite 4350
New York, NY 10112

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

Waller Capital Securities, LLC
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	10,555
Total assets	**$**	**10,555**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	500
Member's equity		10,055
Total liabilities and member's equity	**$**	**10,555**

The accompanying notes are an integral part of this financial statement.

1. General

Waller Capital Securities, LLC (the "Company") was organized on June 13, 2000 and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company was established to raise capital for customers through the private placement of equity and debt securities. During 2006, the Company consummated one advisory services transaction amounting to $1,300,000.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Capital Contributions
The sole member, Waller Capital Corporation, intends to infuse sufficient working capital to meet any operational shortfalls and continue compliance with minimum net capital requirements. During the year ended December 31, 2006, the sole member contributed $27,718 of additional capital and received distributions of $1,300,000.

Income Taxes
As a limited liability company, the Company is not liable for federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities.

3. Related Party

The Company entered into an expense sharing agreement with its sole member, dated June 9, 2003.

4. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, the Company had a net capital deficiency, as defined, of $500, which was $5,500 below its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was (1.0) to 1.

****

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Member
Waller Capital Securities, LLC

We have audited the accompanying statement of financial condition of Waller Capital Securities, LLC (a limited liability company) (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Waller Capital Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
April 4, 2007

END